Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT CLOSES US$2.7 BILLION
INFRASTRUCTURE FUND

Toronto, Ontario, September 20, 2010 – Brookfield Asset Management ("Brookfield") (NYSE/TSX: BAM; Euronext: BAMA) today announced the closing of its US$2.7 billion Brookfield Americas Infrastructure Fund, L.P. (the “Fund”), focused on investing in high quality infrastructure assets primarily in North and South America. This leading infrastructure fund is nearly double the original target of       US$1.5 billion, reflecting strong investor demand. Brookfield will manage the Fund and has committed 25% of total capital commitments, or approximately US$660 million.

The Fund will own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The Fund will target investments in the utilities, renewable power, transportation and energy sectors.

“We are excited about the opportunity to manage the Fund and invest alongside our partners at a time when high quality infrastructure opportunities are available on an attractive risk-adjusted basis,” said Sam Pollock, Senior Managing Partner and Chief Executive Officer of Brookfield’s Infrastructure Group.  “We believe that our long history as an owner and operator of infrastructure assets positions us well to create significant value for Brookfield and our investors.” Investors in the Fund include a diverse group of sovereign wealth funds, and public and private pension plans from North America, Europe, Asia and the Middle East.

Leo van den Thillart, Head of Brookfield’s Private Funds Group said, “We are delighted to have a group of the world’s leading investors join us in the establishment of this Fund. Institutional investors were attracted to Brookfield’s track record of successfully owning and operating infrastructure assets.” Since 2001, Brookfield has established a series of private funds and investment programs with total capital commitments of approximately US$22 billion.

Brookfield’s capital commitment to the Fund will be primarily funded by Brookfield Infrastructure Partners LP.

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About Brookfield Asset Management

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$100 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit the Company’s website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856	Katherine Vyse SVP Investor Relations & Communications Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Conditional verbs such as “may,” “will,” “can,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to the type and quality of the investments of the Fund and the funding of Brookfield’s commitment by Brookfield Infrastructure Partners LP, which is subject to its approvals, in accordance with existing investment policies. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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